                                                                  EXHIBIT (b)(1)

                                                              One First
                                                              National Plaza
                                                              Chicago,
                                                              Illinois 60670
                                                              Telephone: (312)
                                                              732-4000

                                                               January 31, 1997

Scotsman Group Inc.
775 Corporate Woods Parkway
Vernon Hills, Illinois 60061

Attn: Donald D. Holmes
Vice President--Finance

   Re: Commitment Letter

Gentlemen/Ladies:

  The Scotsman Group Inc. (the "Company") has requested credit facilities (the "Facilities") in the aggregate principal amount of $500,000,000 (the "Aggregate Commitment"). The Company has indicated that it intends to acquire a public company which you have identified to us with the code name "Caesar" (hereinafter, the "Target") pursuant to a two-step acquisition. The first step will consist of an all cash tender offer by means of an offer to purchase (as amended from time to time, the "Tender Offer") to be made by a newly formed subsidiary (the "Acquisition Sub") of the Company or one of its existing subsidiaries for all of the outstanding common stock and preferred stock of the Target (the "Stock"). Prior to the making of the Tender Offer, Acquisition Sub and the Target shall have entered into a definitive agreement and plan of merger (the "Merger Agreement") to merge Acquisition Sub and the Target, subject to shareholder approval by the shareholders of Acquisition Sub and the Target if required by applicable law (the "Merger") (the Tender Offer and the Merger, collectively, the "Acquisition"). The Tender Offer will be conditioned on the tender and purchase of at least the minimum number of shares, on a fully diluted basis, required under applicable state law and the Target's articles or certificate of incorporation and by-laws to vote for and effect a merger of the Target and Acquisition Sub. The second step of the acquisition will consist of the Merger. The borrowers and guarantors under the Facilities will be those entities described as such in the term sheet attached hereto ("Term Sheet").

  The First National Bank of Chicago is pleased to provide you with its financing commitment for, and to agree to act as administrative agent bank (the "Agent") in connection with, the entire amount of the Facilities on the terms and conditions set forth in this commitment letter ("Commitment Letter") and the Term Sheet, and First Chicago Capital Markets, Inc. (the "Arranger"), an affiliate of the Agent, is pleased to provide the Company with its undertaking to syndicate all or a portion of the Facilities to the Lenders. While the Agent's agreement herein is to provide the entire amount of the Facilities on a fully underwritten basis, the Arranger reserves the right to syndicate all or a portion of the Facilities to additional Lenders with a corresponding reduction in the Agent's commitment.

  Agents, officers and employees of each of The First National Bank of Chicago and First Chicago Capital Markets, Inc. will have the right to share information received from the Company and its affiliates and their respective agents, officers, and employees.

  The Company agrees to (i) reimburse the Agent and the Arranger for all reasonable out-of-pocket expenses (including the reasonable fees of outside counsel and time charges for inside counsel) incurred in connection with this Commitment Letter, the Fee Letter (as hereinafter defined), the Term Sheet (the Commitment Letter, Fee Letter and Term Sheet collectively the "Commitment"), the transactions contemplated by the Commitment and the Agent's and the Arranger's on-going work in connection with such transactions, including without limitation travel expenses and costs incurred in connection with the preparation, negotiation, execution, administration, syndication, and enforcement of any document relating to this transaction and its role hereunder,

                                      CONTINUING OUR LETTER OF JANUARY 31, 1997
(ii) indemnify and hold harmless the Agent, the Arranger, the Lenders and their respective officers, employees, agents and directors (collectively, the "Indemnified Persons") against any and all losses, claims, damages, or liabilities of every kind whatsoever to which the Indemnified Persons may become subject in connection in any way with the transaction which is the subject of this Commitment, including without limitation expenses incurred in connection with investigating or defending against any liability or action whether or not a party thereto, except to the extent any of the foregoing is found in a final judgment by a court of competent jurisdiction to have arisen solely from such Indemnified Person's gross negligence or wilful misconduct; and (iii) assert no claim against any Indemnified Persons seeking consequential damages on any theory of liability in connection in any way with the transaction which is the subject of this Commitment. The obligations described in this paragraph are independent of all other obligations of the Company hereunder and under the Loan Documents (as defined below), shall survive the expiration, revocation or termination of this Commitment, and shall be payable whether or not the financing transactions contemplated by this Commitment shall close. The Agent's and the Arranger's respective obligations under this Commitment are enforceable solely by the party signing this Commitment and may not be relied upon by any other person. For purposes of enforcing this indemnity, the Company irrevocably submits to the non-exclusive jurisdiction of any court in which a claim arising out of or relating to the services provided under this Commitment is properly brought against the Agent, the Arranger, or the Lenders and irrevocably waives any objection as to venue or inconvenient forum. IF THIS COMMITMENT, OR ANY ACT, OMISSION OR EVENT DESCRIBED IN THIS PARAGRAPH BECOMES THE SUBJECT OF A
DISPUTE, THE PARTIES HERETO EACH HEREBY WAIVE TRIAL BY JURY. The Company agrees not to settle any claim, litigation or proceeding relating to this transaction (whether or not the Agent or the Arranger is a party thereto) unless such settlement releases all Indemnified Persons from any and all liability in respect of such transaction.

  This Agent's Commitment and the Arranger's undertaking are subject to (i) the preparation, execution, and delivery of a mutually acceptable credit agreement ("Credit Agreement") and other loan documents (collectively, the "Loan Documents") incorporating, without limitation, substantially the terms and the conditions outlined in the Commitment; and (ii) the Agent's and the Arranger's respective determination that there is an absence of a material adverse change in the business, condition (financial or otherwise), operations, performance or properties of either (a) the Parent and its subsidiaries on a consolidated basis or (b) the Target and its subsidiaries on a consolidated basis from that reflected in the September 30, 1996 financials for each such entity already provided to the Agent.

  The Arranger will, in consultation with the Company, manage all aspects of the syndication, including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of the fees discussed herein among the Lenders. Upon the Arranger's acceptance of any such commitment from a Lender the identity of which is reasonably acceptable to the Company, the Agent shall be relieved of its commitment to fund such amount. To assist the Arranger in its syndication efforts, the Company shall (a) provide the Arranger upon request with all information deemed reasonably necessary by it to complete successfully the syndication, including, without limitation, all information and projections prepared by the Company or on the Company's behalf relating to the transactions contemplated hereby; (b) actively participate in both the preparation of an information package regarding the operations and prospects of the Company and the Target (including, without limitation, information with respect to environmental issues) and the presentation of the information to prospective Lenders; (c) not make any statement publicly about the Commitment or the Facilities which might reasonably be expected to negatively affect the Arranger's ability to syndicate the Facilities; and (d) assist, if the Arranger so requests, restructuring in a manner mutually acceptable to the Arranger and the Company, of the terms and conditions of the Facilities if, in the Arranger's judgment, any portion of the syndication shall have been unsuccessful.

  After the Company has publicly announced the transaction, the Company authorizes each of the Agent and the Arranger to communicate with and answer inquiries from financial services media with respect to specific terms of the Facilities. The foregoing authorization shall remain in effect unless the Company notifies the Agent in writing that such authorization is revoked.

                                       CONTINUING OUR LETTER OF JANUARY 31, 1997

  Please indicate your acceptance of this Commitment by the Agent and undertaking by the Arranger in the space indicated below and return a copy of this letter so executed to the Agent and the Arranger. This Commitment and undertaking will expire at 5 p.m., Chicago time, February 2, 1997, unless on or prior to such time the Agent and the Arranger shall have received a copy of this letter executed by the Company. Notwithstanding timely acceptance of the Commitment pursuant to the preceding sentence, the Commitment will automatically terminate unless definitive Loan Documents are executed on or before May 31, 1997. By its acceptance hereof, the Company agrees to pay the Agent and the Arranger the fees described in the fee letter ("Fee Letter") of even date herewith.

  By its acceptance hereof, the Company hereby authorizes each of the Agent and the Arranger, at their respective sole expense but without any prior approval by the Company, to publish such tombstones as each may from time to time determine in its sole discretion.

  By accepting delivery of this Commitment, the Company hereby agrees that, prior to executing this Commitment Letter, the Company will not disclose either expressly or impliedly, without the Agent's and the Arranger's consent, to any person any of the terms of this Commitment, except that the Company may disclose the foregoing to the Target and to any employee, financial advisor (but not to a financial advisor known by the Company to be a provider or potential provider of senior debt in this transaction) or attorney of the Company or the Target to whom, in each case, it is necessary to disclose such information so long as any such employee, advisor or attorney is directed to observe this confidentiality obligation. Following the Company's execution of this Commitment, the Company may make public disclosure of the existence and the amount of the Commitment and the terms of the Term Sheet; and the Company may file a copy of the Commitment Letter, or make such other disclosures if such disclosure is, in the opinion of the Company's counsel, required by law. If the Company does not accept this Commitment, the Company is to immediately return it and all copies of it to the Agent.

  This Commitment Letter and Term Sheet supersede any and all prior versions thereof. This Commitment Letter shall be governed by the internal laws of the State of Illinois, and may only be amended by a writing signed by both parties.

                                          Very truly yours,

                                          The First National Bank of Chicago,
                                          individually and as Agent

                                          By: /s/Julia A. Bristow
                                              ---------------------------------
                                          Title: Managing Director

                                          First Chicago Capital Markets, Inc.,
                                          as Arranger

                                          By: /s/ Darric A. Brambora
                                              ---------------------------------
                                          Title: Managing Director

Accepted and agreed:

SCOTSMAN GROUP INC.

By: Donald D. Holmes

Title: Vice President

Date: 2/2/97

                              SCOTSMAN GROUP INC.

                                   TERM SHEET

                                JANUARY 31, 1997

  This term sheet is delivered with a commitment letter of even date herewith (the "Commitment Letter"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Commitment Letter.

BORROWERS:                 Scotsman Group Inc. (the "Company"), Castel MAC
                           S.p.A., The Delfield Company, Frimont S.p.A.,
                           Scotsman Drink Limited, Whitlenge Drink Equipment
                           Limited, and a public company identified by the Company and given the code name Caesar
                           (hereinafter, the "Target") via a public tendering for shares (the "Acquisition"). Any proposal to change which entity or entities is a Borrower must be reasonably acceptable to the Agent.

GUARANTORS:                Each of the Borrowers, Booth, Inc., DFC Holding
                           Corporation, Scotsman Industries, Inc. (the
                           "Parent"), the Target, and any current or newly acquired or formed direct or indirect subsidiaries of any of the foregoing with assets greater than $15,000,000. To the extent that the assets at non-guarantor subsidiaries with assets less than $15,000,000 individually exceed $50,000,000 in the aggregate, all such non-guarantor subsidiaries will become guarantors and a new $50,000,000 "basket" will commence. Notwithstanding the foregoing, (i) foreign subsidiaries will only guarantee the obligations of foreign Borrowers and (ii) certain subsidiaries which would be restricted from entering into guarantees due to significant tax considerations will instead issue promissory notes to affiliates which will be pledged to the Agent on behalf of the Lenders.

AMOUNT: Up to $500,000,000 (the "Aggregate Commitment") unsecured credit facility comprised of loans and letters of credit under the facilities described below (the "Facilities").

ADMINISTRATIVE AGENT:      The First National Bank of Chicago (the "Agent").

ARRANGER:                  First Chicago Capital Markets, Inc. ("FCCM" or the
                           "Arranger").

LENDERS: The Agent or a group of lenders selected by the Agent and reasonably satisfactory to the Company (collectively, together with the Agent in its capacity as lender, the "Lenders").

SYNDICATION MANAGEMENT:    The Agent and Arranger will manage all aspects of
                           the syndication including, without limitation, the timing of offers to potential Lenders, the amounts offered to potential Lenders, the acceptance of commitments and the allocation thereof, and the compensation provided.

DOCUMENTATION:             The Facilities will be evidenced by a Credit
                           Agreement and other Loan Documents mutually satisfactory to the Company and the Lenders.

                           FACILITY A: REDUCING REVOLVING CREDIT FACILITY

AMOUNT:
                           Up to $265,000,000 (the "Facility A Commitment").

PURPOSE: To provide funds for the purchase of the Target pursuant to the Acquisition; to refinance certain indebtedness of the Company, the Target, and their respective subsidiaries; and for working capital, friendly acquisitions, and other general corporate purposes, with a sublimit to be determined for letters of credit.

MATURITY:                  Seven years from the date of closing of the
                           Facilities (the "Closing Date").

COMMITMENT REDUCTIONS:     Annual reductions in availability as follows:

                 Reduction Date   Facility A Commitment Reduced By
                 --------------   --------------------------------
                 12/31/98                $10,000,000
                 12/31/99                $15,000,000
                 12/31/00                $15,000,000
                 12/31/01                $15,000,000
                 12/31/02                $15,000,000
                 12/31/03                $15,000,000
                 Final maturity          Remaining balance

CURRENCIES:                U.S. Dollars and, to the extent freely transferable
                           and convertible into U.S. Dollars, the lawful currencies of France, Germany, Italy, Japan,
                           Switzerland, Canada and the United Kingdom and, subject to availability and to the terms and conditions of the Credit Agreement, such other freely transferable and convertible foreign currencies as requested by the Company and acceptable to the Agent and the Required Lenders, in their reasonable discretion.

LETTERS OF CREDIT:         A portion of Facility A (to be determined by the
                           Company and the Agent) shall be available for the issuance of commercial and standby letters of credit (including, without limitation, standby letters of credit providing liquidity support for tax-exempt bonds). Letters of credit will be issued for the account of a Borrower by the Agent or another Lender selected by such Borrower (in such capacity, the "Issuer"). Lenders will hold pro rata risk participations in each letter of credit.

                           FACILITY B: TERM LOAN FACILITY

AMOUNT:                    Up to $150,000,000 (the "Facility B Commitment").

PURPOSE: To provide funds for the purchase of the Target pursuant to the Acquisition; to refinance certain indebtedness of the Company, the Target, and their respective subsidiaries; and for payment of expenses incurred in connection with the Acquisition.

MATURITY:                  Seven years from the Closing Date.

AMORTIZATION:              Semi-annual principal payments commencing on
                           December 31, 1997 in the following amounts:

                 Date             Amount
                 ----           -----------
                 12/31/97       $10,000,000
                  6/30/98       $ 7,500,000
                 12/31/98       $ 7,500,000
                  6/30/99       $ 7,500,000
                 12/31/99       $ 7,500,000
                  6/30/00       $12,500,000
                 12/31/00       $12,500,000
                  6/30/01       $12,500,000
                 12/31/01       $12,500,000
                  6/30/02       $15,000,000
                 12/31/02       $15,000,000
                  6/30/03       $15,000,000
                 Maturity Date  $15,000,000

                           FACILITY C: BRIDGE FACILITY

AMOUNT: Up to $85,000,000 available only in a single drawing (the "Facility C Commitment").

PURPOSE: To provide funds for the purchase of the Target pursuant to the Acquisition; to refinance certain indebtedness of the Company, the Target, and their respective subsidiaries; and for payment of expenses incurred in connection with the Acquisition.

MATURITY:                  Forty-five days from the Closing Date.

REFINANCING:               It is contemplated that Facility C will be repaid
                           with the proceeds of the asset sale referred to below in the Conditions Precedent section under the heading "Asset Sale Agreement." If Facility C is not repaid at maturity, it will convert to a 7 1/2 year term loan with amortization to be determined.

                                     FEES

  The Company will pay the following fees:

COMMITMENT FEE:            A commitment fee at the per annum rate set forth on
                           the attached pricing grid attached as Exhibit A hereto (the "Pricing Grid") on the average daily unused portion of the Facility A Commitment payable quarterly in arrears to the Lenders (including the Agent) ratably from the Closing Date until termination of the Facility A Commitment.

L/C FEES:

 COMMERCIAL:               Customary fees.

 STANDBY: A letter of credit fee at a rate equal to the Applicable Margin for Eurocurrency Loans as set forth on the Pricing Grid on the undrawn stated amount of each letter of credit, payable quarterly in arrears to the Agent for the account of the Lenders. In addition, a letter of credit fronting fee equal to .15% of the face amount of each letter of credit payable to the Issuer thereof for its own account and, in connection with the issuance of or any draw under any letter of credit, customary processing and other fees.

AGENT AND OTHER FEES:      Such additional fees payable to the Agent and the
                           Arranger as are specified in the fee letter among the Agent, the Arranger, and the Company.

                                 INTEREST RATES

                           At the Company's option:

FACILITIES A AND B:        ABR (in the case of U.S. Dollar loans), plus the
                           Applicable Margin Eurocurrency Rate plus the
                           Applicable Margin

FACILITY C:                Prior to conversion to a 7 1/2 year term loan:
                              ABR plus 0.375% per annum
                              Eurocurrency Rate plus 1.375% per annum

                           After conversion to a 7 1/2 year term loan:
                              ABR plus 1.0% per annum
                              Eurocurrency Rate plus 2.0% per annum

                           Applicable Margin is determined by the ratio of (a) total indebtedness to (b) earnings before interest, taxes, depreciation, and amortization ("EBITDA"), all as set forth on the pricing grid attached as Exhibit A hereto.

                           The Applicable Margin shall be adjusted (upward or downward) effective 10 days after the Agent has received the Parent's quarterly financial statements required to be delivered under the Credit Agreement.

                           "ABR" means the Alternate Base Rate and is the larger of CBR, and the federal funds rate plus 1/2% per annum.

                           "CBR" means the corporate base rate of interest announced by the Agent from time to time, changing when and as said corporate base rate changes.

                           "Eurocurrency Rate" means the rate offered by the Agent at 11:00 a.m. (London time) two business days prior to the borrowing date for deposits in the relevant Eurocurrency and in the approximate amount of, and for a maturity corresponding to, the Agent's portion of the relevant loan, as adjusted for maximum statutory reserves.

                           Eurocurrency Rate interest periods shall (except as set forth below) be one, two, three, or six months. Interest on ABR loans shall be payable on the 15th day of each month, upon any prepayment (whether due to acceleration or otherwise), and at final maturity. Interest on Eurocurrency Rate loans shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, upon any prepayment (whether due to acceleration or otherwise), and at final maturity. Interest on all loans (other than ABR loans) and fees shall be calculated for actual days elapsed on the basis of a 360-day year; interest on ABR loans shall be calculated for actual days elapsed on the basis of a 365/6-day year.

                           The Credit Agreement will include customary provisions relating to yield protection, availability, and capital adequacy. After default, the interest rate for each advance will be equal to the then-current rate for such advance plus 2% per annum.

                           Eurocurrency Rate interest periods will not, for the first 90 days following the initial funding of the loans, exceed 14 days in length, and the Company will pay any breakfunding costs incurred to accommodate the syndication.

                                  PREPAYMENTS

MANDATORY--SALE OF         Upon the sale, transfer, or other disposition of
ASSETS:                    assets of the Parent or any subsidiary which (a) on
                           a cumulative basis during the term of the Credit
                           Agreement (i) exceed (measured by their book value)
                           20% of the consolidated assets of the Parent (and its subsidiaries) or (ii) are responsible for more than 20% of the Parent's (and its subsidiaries') consolidated net sales or net income (other than the sale of inventory in the ordinary course of business) or (b) during any fiscal year of the Parent (i) exceed (measured by the their book value) 10% of the consolidated assets of the Parent
                           (and its subsidiaries) or (ii) are responsible for more than 10% of the Parent's (and its subsidiaries') consolidated net sales or net income
                           (other than the sale of inventory in the ordinary course of business), the Company shall make a mandatory prepayment in an amount equal to 100% of the net proceeds realized from any such sale, transfer, or other disposition, such prepayment to be applied pro rata among the Facilities and any other senior debt of the Parent or any subsidiary permitted under the Credit Agreement the terms of which require such a prepayment, with that portion of such prepayment dedicated to the Facilities to be applied to Facility C until paid in full, then to Facility B until paid in full, and then to reduce outstandings under Facility A. This provision shall not apply to (x) sales of inventory in the ordinary course of business, (y) intercompany transfers or sales of assets (among wholly-owned subsidiaries of the Parent) or (z) to the extent that an amount equal to such net proceeds is spent within the period from 90 days prior to such disposition to 180 days after such disposition on the purchase of other like kind assets for use in the business of the Parent and its subsidiaries.

MANDATORY--EXCESS CASH     Upon delivery of the Parent's audited financial
FLOW:                      statements in each year commencing with the fiscal
                           year ending December 31, 1997, the Company shall, if such financial statements show a Leverage Ratio
                           (as defined in Exhibit A) of 3.0 to 1.0 or greater, make a mandatory prepayment equal to 50% of Excess
                           Cash Flow, if positive, for the most recently ended fiscal year, of Facility C until paid in full, then to Facility B until paid in full. "Excess Cash
                           Flow" means, for any period of determination, for the Parent and its subsidiaries on a consolidated basis: (a) the sum of (i) net income plus (ii) amortization, depreciation, and other non-cash charges; minus (b) the sum of (i) capital expenditures, (ii) principal payments made on all indebtedness for borrowed money (inclusive of mandatory prepayments made for Excess Cash Flow during such period), (iii) any increase or decrease
                           (as the case may be) as of the last day of a fiscal year from the last day of the previous fiscal year in the excess of current assets over current liabilities, and (iv) any cash dividends paid by the Parent in accordance with the terms of the Credit Agreement. For the purpose of this mandatory prepayment provision, "Excess Cash Flow" will exclude income from foreign operations up to $25,000,000 during the term of the Credit
                           Agreement.

SALE OF DEBT OR EQUITY:    Upon the issuance of any debt or common stock,
                           preferred stock, warrant, or other equity, the Company shall make a mandatory prepayment in an amount equal to (i) 50% of the net proceeds of any equity issuance or (ii) 100% of the proceeds of any debt issuance (other than debt permitted to be issued after the Closing Date pursuant to the indebtedness covenant), to be applied pro rata among the Facilities and any other senior debt of the Parent or any subsidiary permitted under the Credit Agreement the terms of which require such a prepayment, with that portion of such prepayment dedicated to the Facilities to be applied to Facility C until paid in full, then to Facility B until paid in full, and then to reduce outstandings under Facility A. This provision shall not apply to certain permitted issuances of equity securities pursuant to employee stock option or other employee compensation plans, subject to limits to be negotiated.

VOLUNTARY PREPAYMENTS:     Facility B and Facility C may be prepaid in whole
                           or in part without premium (but subject to breakfunding payments) on five days' notice provided that such payments will be in amounts of at least $2,000,000 and multiples of $1,000,000 in excess thereof; and the Facility A Commitment may be permanently reduced without premium on five days' notice in an amount of at least $5,000,000 and multiples of $1,000,000 in excess thereof.

ALLOCATION OF              Any mandatory prepayment required to be applied to
PREPAYMENTS:               either Facility B or Facility C as described above
                           shall be applied to the remaining principal installments of such Facility in the inverse order of maturity.

                             CONDITIONS OF LENDING

  The Loan Documents shall be in form and substance acceptable to the Agent. The Credit Agreement shall include terms consistent with this Term Sheet including, without limitation, conditions precedent, representations and warranties, covenants, events of default, indemnification, yield protection and capital adequacy, and other provisions customary for such financings.

                              CONDITIONS PRECEDENT

  Usual and customary conditions to each loan (including absence of default or unmatured default and lack of material adverse change from, in the case of the Parent and its subsidiaries and the Target and its subsidiaries taken on a combined basis, their combined financial condition and operations as reflected in the Parent's and the Target's consolidated financial statements as of September 30, 1996, previously delivered to the Agent). Additional conditions precedent to the initial loan will include those set forth below.

INITIAL FUNDING:           Initial funding shall occur no later than May 31,
                           1997.

APPROVAL:                  Evidence satisfactory to the Agent that the boards
                           of directors (and, to the extent required by applicable law, the shareholders) of the Parent, the Company, and the Target shall have approved the Acquisition; and all regulatory and legal approvals for the Acquisition shall have been obtained including, without limitation, approvals under the Hart-Scott-Rodino Antitrust Improvements Act of
                           1976.

LITIGATION:                Absence of injunction or temporary restraining
                           order which, in the judgment of the Agent or the Required Lenders would prohibit the making of the loans or the consummation of the Acquisition; and absence of litigation which would reasonably be expected to result in a material adverse effect on
                           (i) the Parent and its subsidiaries taken as a whole or (ii) the Target and its subsidiaries taken as a whole.

DUE DILIGENCE:             The Agent shall be satisfied that, with respect to
                           pension, environmental and other contingent liabilities, the exposure of the Company and its subsidiaries (including, without limitation, the
                           Target and its subsidiaries) is not sufficiently worse than has been represented by the Company
                           (either orally or in written disclosures) to date so as to have a material adverse effect on the financial condition of the Company and its subsidiaries and the Target and its subsidiaries, taken as a whole.

ACQUISITION AGREEMENT:     The representations and warranties in the Agreement
                           and Plan of Merger for the Acquisition (the
                           "Acquisition Agreement") shall be accurate in all material respects as of the date of the Acquisition closing, the conditions to closing therein shall have been satisfied and there shall have been no amendments of any material terms therein (unless consented to by the Agent).

TENDER OFFER:              The Lenders' funding shall be conditioned upon the
                           tendering of the minimum number of shares required to consummate a merger by any applicable corporate statute, anti-takeover statute, or provision in the Company's or the Target's articles of incorporation, by-laws, or other constitutive documents.

ASSET PURCHASE             The Company will have an executed Asset Purchase
AGREEMENT:                 Agreement for the sale of certain assets and
                           subsidiaries comprising the transportation products group of the Target (the "Asset Purchase
                           Agreement"). The representations and warranties in the Asset Purchase Agreement shall be accurate in all material respects as of the date of the Asset
                           Purchase Agreement closing, the conditions to closing therein shall have been satisfied and there shall have been no amendments of any material terms therein (unless consented to by the Agent).

FINANCIAL STATEMENTS:      The Agent and the Required Lenders shall have
                           received (i) pro forma opening financial statements giving effect to the Acquisition which must not be materially less favorable, in the Agent's and the Required Lenders' reasonable judgment, than the projections previously provided to them and which must demonstrate, in their reasonable judgment, together with all other information then available to the Agent and the Required Lenders, that the Parent and its subsidiaries (including the Target and its subsidiaries) can repay their debts and satisfy their respective other obligations as and when due, and can comply with the financial covenants acceptable to the Agent and the Required
                           Lenders; and (ii) such information as the Agent and the Required Lenders may reasonably request to confirm the tax, legal, and business assumptions made in such pro forma financial statements.

VALUATION:                 The Agent and the Required Lenders shall have
                           received an officer's certificate as to value, solvency, and other appropriate factual information and advice in form and substance satisfactory to them from the Parent's Chief Financial Officer supporting conclusions that after giving effect to the Acquisition, the Parent and its subsidiaries
                           (including the Target and its subsidiaries) are solvent and will be solvent subsequent to incurring the indebtedness in connection with the Acquisition, will be able to pay their debts and liabilities as they become due, and will not be left with unreasonably small capital with which to engage in their businesses.

LEGAL: All legal (including tax implications) and regulatory matters shall be reasonably satisfactory to the Agent.

REGULATIONS:               Compliance with all applicable requirements of
                           Regulations G, T, U, and X of the Board of
                           Governors of the Federal Reserve System.

NO DEFAULT; NO MAC:        No default or unmatured default shall exist on the
                           initial funding date; and there shall have occurred no material adverse change in the business, condition (financial or otherwise), operations, performance or properties of (i) the Parent and its subsidiaries, taken as a whole, from that reflected in the Parent's consolidated financial statements as of September 30, 1996; (ii) the Target and its subsidiaries, taken as a whole, from that reflected in the Target's consolidated financial statements as of September 30, 1996; or (iii) the Parent and the Target and their respective subsidiaries taken as a whole, on a combined basis after giving effect to the Acquisition, from that reflected in the consolidated pro forma financial statements to be delivered to the Agent prior to closing.

EXISTING CREDIT            Contemporaneously with the initial loan, all
FACILITIES:                obligations under (i) the Company's existing credit
                           agreement, (ii) all existing credit facilities at the Target or any of its subsidiaries, and (iii) the private placement with CIGNA in the principal amount of $20,000,000 dated April 1989 shall be paid in full and (if applicable) the commitments of the lenders thereunder shall be terminated.

CUSTOMARY DOCUMENTS:       Receipt of other customary closing documentation
                           including, without limitation, legal opinions of the Company's counsel, reasonably acceptable to the Agent.

                                   COVENANTS

  The Credit Agreement will contain customary covenants including, without limitation, restrictions substantially similar (except as noted) to those set forth in the Company's existing credit agreement with the Agent on the following:

                         --financial reporting
                         --maintenance of property and insurance
                         --payment of taxes
                         --rate hedging (notional amount equal to $150,000,000 --for three years)
                           sale of assets (certain asset securitizations will
                         --be permitted)
                           liens and encumbrances
                         --restricted payments
                         --guarantees
                         --sale and leaseback transactions
                         --consolidations and mergers
                         --investments
                         --loans and advances
                         --indebtedness (with certain existing indebtedness --permitted)
                           compliance with pension, environmental, and other
                         --laws
                           operating leases
                         --transactions with affiliates
                         --changes in line of business
                         --permit inspection of records and assets

  The Credit Agreement will contain the following financial covenants:

FINANCIAL COVENANTS:

                         --Consolidated Minimum Net Worth shall not be less
                           than the sum of $120,000,000 plus 60% of net income for all quarters ending after 12/31/96 plus 60% of the proceeds of any equity issuances, minus certain carve-outs substantially identical to those in the Company's current credit agreement with the Agent.

                         --Total Indebtedness/EBITDA (as defined below) Ratio,
                           measured on a rolling four-quarter basis*, shall not exceed:

                 Quarters Ending      Ratio
                 ---------------   -----------
                 6/97-12/97        4.25 to 1.0
                 3/98-12/98        4.00 to 1.0
                 3/99-12/99        3.75 to 1.0
                 3/00-9/00         3.50 to 1.0
                 12/00-9/01        3.25 to 1.0
                 12/01 and after   3.00 to 1.0

                           *6/97 test will multiply one quarter of EBITDA times 4, 9/97 test will multiply two quarters of EBITDA times 2, and 12/97 test will multiply three quarters of EBITDA times 4/3.

                         --Fixed Charge Coverage Ratio (as defined below)
                           shall not be less than 1.0 to 1.0 for all fiscal quarters ending in 1997 and 1.05 to 1.0 thereafter.

                           "EBITDA" means the sum of net income, plus income tax expense, minus equity in net income of affiliates, plus interest expense, plus depreciation expense, plus amortization expense, plus other non-cash charges, minus interest income.

                           "EBITDAR" means the sum of EBITDA plus rents.

                           "Fixed Charge Coverage Ratio" means the ratio of EBITDAR minus capital expenditures to Fixed Charges.

                           "Fixed Charges" means the sum of interest expense, plus scheduled principal repayments, plus income tax expense, plus rents, plus dividends paid, plus mandatory revolver reductions above outstandings, minus dividends received.

                        REPRESENTATIONS AND WARRANTIES

  Usual representations and warranties in connection with each loan shall be included in the Credit Agreement including, but not limited to, absence of material adverse change, absence of material litigation, absence of default or unmatured default, continued accuracy of representations, representations regarding environmental issues, compliance with all material requirements of law and contracts, and compliance with regulation G, T, U, and X.

                                   DEFAULTS

  Customary events of default including, without limitation, cross-default to occurrence of a default (whether or not resulting in acceleration) under any other agreement governing indebtedness for borrowed money (in excess of $10,000,000) of the Parent or any of its subsidiaries, and change of control.

                        ASSIGNMENTS AND PARTICIPATIONS

  Each Lender may, in its sole discretion, sell participations and may, with the consent of the Agent and the Company (which consent shall not be unreasonably withheld), sell assignments in the loans and in its commitment and disclose information to prospective participants and share, at its option, any fees with such participants. Assignments shall be in principal amounts of at least $5,000,000. The assignee shall pay an assignment fee of $3,500 to the Agent upon any assignment by a Lender of its rights and obligations under the Facilities (including, but not limited to, an assignment by a Lender to another Lender).

                                     OTHER

  This Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the financing contemplated hereby. The Loan Documents will be governed by the laws of the State of Illinois, giving effect to federal laws applicable to national banks. "Required Lenders" shall mean Lenders holding 66 2/3% or more of the Aggregate Commitment.

                                                                       EXHIBIT A

                                  PRICING GRID

                   INTEREST RATES AND FEES--APPLICABLE MARGIN

  The Applicable Margin is determined by the ratio of (a) total indebtedness to
(b) EBITDA (the "Leverage Ratio") as per the following schedule:

                               APPLICABLE MARGIN
--------------------------------------------------------------------------------

                 LEVERAGE              ABR             EUROCURRENCY           COMMITMENT FEE
--------------------------------------------------------------------------------------------
  Level 1          ^ 4.0              0.375%              1.375%                   0.35%
--------------------------------------------------------------------------------------------
  Level 2       ^ 3.5 < 4.0           0.250%               1.25%                   0.35%
--------------------------------------------------------------------------------------------
  Level 3       ^ 3.0 < 3.5           0.125%              1.125%                   0.30%
--------------------------------------------------------------------------------------------
  Level 4       ^ 2.5 < 3.0             0%                0.875%                   0.25%
--------------------------------------------------------------------------------------------
  Level 5       ^ 2.0 < 2.5             0%                0.750%                   0.20%
--------------------------------------------------------------------------------------------
  Level 6          < 2.0                0%                 0.50%                  0.175%

provided that, notwithstanding the then-current Leverage Ratio, Level 1 pricing shall be in effect for the first six months following the Closing Date.